Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD AMEX: EGO

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

July 13, 2010

Mr. Chris White
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549-7010

Dear Mr. White:

We are writing in connection to your comment letter dated July 8, 2010, related to our Form 40-F for the year ended December 31, 2009, which was filed with the Commission on March 31, 2010.

We are requesting an extension of the response letter from July 22, 2010 to August 6, 2010, since at the present time our finance team is working on our interim financial reporting for the period ended June 30, 2010, which will be released on July 29, 2010 and therefore responses to your comments could not be drafted without undue burden and expense.

If you have any questions or concerns in regard to this request for extension, please do not hesitate to contact our external U.S. legal counsel, Kenneth Sam at Dorsey & Whitney LLP, at 416-367-7373.

Sincerely,

ELDORADO GOLD CORPORATION

Ed Miu

Ed Miu
Chief Financial Officer